SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 24, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 24, 2022.

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Delfín Jorge Ezequiel Carballo	12-31-2023
Vice chairman	Jorge Pablo Brito	12-31-2024
Directors	Carlos Alberto Giovanelli	12-31-2024
	Nelson Damián Pozzoli	12-31-2024
	Fabián Alejandro de Paul (*)	12-31-2024
	Guillermo Merediz (*)	12-31-2024
	Constanza Brito	12-31-2023
	Mario Luis Vicens (*)	12-31-2023
	Sebastián Palla (*)	12-31-2023
	Mariano Ignacio Elizondo(*)	12-31-2023
	Delfín Federico Ezequiel Carballo	12-31-2022
	Juan Santiago Fraschina (*)	12-31-2022
	Marcos Brito	12-31-2022
Alternate Directors	Santiago Horacio Seeber	12-31-2024
	Alan Whamond (*)	12-31-2024

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2022
	Carlos Javier Piazza	12-31-2022
	Enrique Alfredo Fila	12-31-2022

Alternate Syndics	Alejandro Carlos Piazza	12-31-2022
	Leonardo Pablo Cortigiani	12-31-2022
	Gustavo Macagno	12-31-2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 24, 2022

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer